Filed by Cancer Genetics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Cancer Genetics, Inc.

Commission File No. 001-35817

Cancer Genetics Enters Strategic Partnership with Genecast

Biotechnology to Commercialize Tissue of Origin® Test in China

RUTHERFORD, N.J., October 18, 2018 – Cancer Genetics, Inc. (Nasdaq: CGIX), a leader in enabling precision medicine for immuno-oncology and genomics through molecular markers and diagnostics, today announced that it has signed an exclusive distribution agreement with Genecast Biotechnology to market, distribute and sell the Tissue of Origin® (TOO) Test in China.

John A. Roberts, Chief Executive Officer of Cancer Genetics, commented, “Genecast Biotechnology has an impressive, well-established menu of tumor DNA testing and gene-based tests, and is the optimal partner to bring our TOO test to the China market. TOO enables identification of tumors of unknown origin. We are excited to make this test available to cancer patients in China through Genecast’s proven distribution capabilities in the space. This collaboration is in line with our business transformation strategy of driving sustainable, long-term growth and profitability by leveraging our unique assets.”

Du Bo, Co-Founder and CEO of Genecast, said, “We are excited to enter this collaboration with CGI. We believe that they offer a host of tests and services that can bring a paradigm change in the precision oncology space. More specifically, CGI’s TOO test has the potential to improve lives of many cancer patients. The focus of this collaboration is to unlock the commercial opportunity of the TOO test in China while providing access to a broader cancer patient population and potentially improving clinical outcomes.”

TOO is a microarray-based gene expression test that analyzes a tumor’s genomic information to help identify its origin, which is valuable in classifying metastatic, poorly differentiated, or undifferentiated cancers. TOO assesses 2,000 individual genes, covering 15 of the most common tumor types (representing 58 morphologies) and 90% of all solid tumors1. These tumors include thyroid, breast, non-small cell lung, pancreatic, gastric, colorectal, liver, bladder, kidney, non-Hodgkin’s lymphoma, melanoma, ovarian, sarcoma, testicular germ cell, and prostate.

1. R Pillai, et al. Validation and Reproducibility of a Microarray-based Gene Expression Test for Identifying the Primary Site of Tumors in Formalin-Fixed Paraffin-Embedded Specimens. J Molec Diag 13 2011;13:48-56.

About Cancer Genetics

Cancer Genetics, Inc. is a leader in enabling precision medicine in oncology from bench to bedside through the use of oncology biomarkers and molecular testing. CGI is developing a global footprint with locations in the US, Australia and China. We have established strong clinical research collaborations with major cancer centers such as Memorial Sloan Kettering, The Cleveland Clinic, Mayo Clinic, Keck School of Medicine at USC and the National Cancer Institute.

The Company offers a comprehensive range of laboratory services that provide critical genomic and biomarker information. Its state-of-the-art reference labs are CLIA-certified and CAP-accredited in the US and have licensure from several states including New York State.

For more information, please visit or follow CGI at:

Internet: www.cancergenetics.com

Twitter: @Cancer_Genetics

Facebook: www.facebook.com/CancerGenetics

Important Information and Where to Find It

In connection with the proposed transaction pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of September 18, 2018, by and among Cancer Genetics, Inc., Wogolos, Ltd. and NovellusDx, Ltd., Cancer Genetics intends to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement that will contain a proxy statement and prospectus. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Cancer Genetics with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, Cancer Genetics and NovellusDx investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Cancer Genetics with the SEC by contacting Cancer Genetics, Inc., 201 Route 17 North, 2nd Floor, Rutherford, New Jersey 07070, Attention: Corporate Secretary or through the website maintained by the SEC at www.sec.gov. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the business combination between Cancer Genetics, Inc. and NovellusDx because they will contain important information.

Participants in the Solicitation

Cancer Genetics and NovellusDx, and their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the transaction between Cancer Genetics and NovellusDx. Information about Cancer Genetics’ directors and executive officers is included in Cancer Genetics’ Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on April 2, 2018, and the Form 10-K/A filed with the SEC on April 30, Additional information regarding these persons and their interests in the proposed transaction will be included in the proxy statement and prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.

Forward Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements pertaining to future financial and/or operating results, future growth in revenues, margins, research, technology, clinical development and potential opportunities for Cancer Genetics, Inc. tests and services, along with other statements about the future expectations, beliefs, goals, plans, or prospects expressed by management constitute forward-looking statements.

Any statements that are not historical fact (including, but not limited to, statements that contain words such as "will," "believes," "plans," "anticipates," "expects," "estimates") should also be considered to be forward-looking statements. Forward-looking statements involve risks and uncertainties, including, without limitation, risks inherent in the development and/or commercialization of potential products, risks of cancellation of customer contracts or bookings or discontinuance of trials, risks that anticipated benefits from acquisitions will not be realized, uncertainty in the results of clinical trials or regulatory approvals, need and ability to obtain future capital, uncertainties with respect to executing on strategic options, maintenance of intellectual property rights, uncertainty of collections from Medicare and third party payors for novel tests and services and other risks discussed in the Cancer Genetics, Inc. Form 10-K for the year ended December 31, 2017 along with other filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof. Cancer Genetics, Inc. disclaims any obligation to update these forward-looking statements.

Investor Contacts:

Lee Roth / Carol Ruth

The Ruth Group

Tel: 646-536-7012 / 7004

Email: lroth@theruthgroup.com / cruth@theruthgroup.com

Media Contact:

Kirsten Thomas

The Ruth Group

Tel: 508-280-6592

Email: kthomas@theruthgroup.com

About Genecast Biotechnology Co. Ltd.

Genecast Biotechnology Co. Ltd. is a privately held leading precision oncology company in China. We offer well validated clinical tests to cancer patients and clinicians based on multiple technology platforms including NGS, IHC, ddPCR, microarray. etc. We are dedicated to providing patients and clinicians individualized cancer diagnosis and treatment to improve their survival and quality of life.

In addition, by leveraging our multifaceted technical approach, we actively collaborate with leading domestic and international pharmaceutical and biotech companies to develop and validate oncology biomarkers for clinical trials, treatment and companion diagnosis.

www.genecast.com.cn

Media Contact:

Dan Chen

Genecast Biotechnology

+(86) 134-3979-5181

chen.dan@genecast.com.cn